UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 11, 2007

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

11 July 2007
Number 22/07

 BHP BILLITON MANAGEMENT CHANGES

Following the appointment of Marius Kloppers as CEO, effective as of 1 October, BHP Billiton today announced its new senior management team, to be known as the Group Management Committee. Effective immediately, the Group Management Committee will comprise:

Chief Executive Officer, Chip Goodyear (to be succeeded by Marius Kloppers on 1 October);
Group Executive and Chief Executive Non-Ferrous (Marius Kloppers until 1 October);
Group Executive and Chief Executive Ferrous and Coal, Marcus Randolph;
Group Executive and Chief Executive Petroleum, J. Michael Yeager;
Group Executive and Chief Financial Officer, Alex Vanselow;
Group Executive and Chief People Officer, Karen Wood; and
Group Executive and Chief Commercial Officer, Alberto Calderon.

Commenting on the new team Mr Kloppers said "Renewal and diversity, within a carefully planned executive development framework, have been hallmarks of our successful executive succession plan. This latest round of appointments continues our executive succession program and reinforces the strength of our management team."

As part of the new team, Mike Yeager and Alex Vanselow remain in their existing positions. Marcus Randolph (formerly Chief Organisation Development Officer) and Karen Wood (formerly Chief Governance Officer and Group Company Secretary) move to new roles. The role of Chief Executive Non-Ferrous will be occupied by Marius Kloppers until 1 October. His replacement will be announced in due course.

Alberto Calderon is a new member of the team. Prior to his appointment he served as President of the Diamonds and Specialty Products Customer Sector Group (CSG).

In addition to announcing the Group Management Committee, BHP Billiton announced other management changes. Graeme Hunt, currently President Aluminium, will assume the role of President of the newly created Uranium and Olympic Dam Development CSG. The existing Olympic Dam operation as well as the expansion project will be separated from the Base Metals CSG and operated under Mr Hunt's leadership. The separation reflects the importance of both the asset and the expansion project in BHP Billiton's project pipeline and is recognition of the growing market for uranium to help meet the world's energy needs.

Nelson Silva will replace Mr Hunt as President Aluminium. Mr Silva joined BHP Billiton in February 2007 as President Strategy, Development and South American operations for the Aluminium CSG.

Jane McAloon, Company Secretary for BHP Billiton Limited will assume the role of Group Company Secretary.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia
Samantha Evans, Media Relations
Tel: +61 3 9609 2898  Mobile: +61 400 693 915
email: Samantha.Evans@bhpbilliton.com

Jane Belcher, Investor Relations
Tel: +61 3 9609 3952 Mobile: +61 417 031 653
email: Jane.H.Belcher@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7802 4156 Mobile: +44 7769 934 942
email: Mark.Lidiard@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

United States Tracey Whitehead, Investor Relations Tel: US +1 713 599 6100 or UK +44 20 7802 4031 Mobile: +44 7917 648 093 email: Tracey.Whitehead@bhpbilliton.com	South Africa Alison Gilbert, Investor Relations Tel SA: +27 11 376 2121 or UK: +44 20 7802 4183 Mobile: +44 7769 936 227 email: Alison.Gilbert@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 11 July 2007	By:	Karen Wood
	Name:	Karen Wood
	Title:	Group Company Secretary